SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

[redacted]

07027731

SUPPL

October 24, 2007

SEC MAIL PROCESSING
RECEIVED
OCT 26 2007
WASH. D.C.
210
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

SAMSUNG
ELECTRONICS

October 24, 2007

Investment in LCD Line

On October 24, 2007, the management committee of Samsung Electronics authorized an investment in expanding the existing LCD Line 7-2.

- Investment amount: KRW 457.5 billion
- Purpose: To meet the growing market demand by maximizing production capacity

SAMSUNG ELECTRONICS

October 24, 2007

Investment in Memory Lines

On October 24, 2007, the management committee of Samsung Electronics authorized an investment in expanding and upgrading the existing Memory Line 12, 13, and 15.

- Investment amount: KRW 798.4 billion
- Purpose: To improve competitiveness by increasing production capacity.

END